Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

APPOINTMENT OF AUDITORS

The Board announces the appointment of Moores Rowland Mazars as auditors of the Group effective 20th December, 2004.

Further to the announcement made by the Company dated 19th November, 2004 relating to proposed change of auditors, the board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that Moores Rowland Mazars (“MRM”) has been appointed as auditors of the Company and its subsidiaries (together the “Group”) effective 20th December, 2004 to fill the casual vacancy following the vacation of the office of auditors on 20th December, 2004 resulting from the tender of resignation by PricewaterhouseCoopers on 2nd November, 2004. MRM will hold the office of auditors until the conclusion of the next annual general meeting of the Company. The Board is authorised to appoint MRM as auditors of the Company pursuant to a resolution passed by the shareholders at the annual general meeting of the Company held on 25th June, 2004.

MRM is a member of the Moores Rowland International (“MRI”) and Mazars. MRI is a worldwide association of independent accounting practices and ranks 8th in size internationally. Mazars is an auditing and business advisory organization throughout the European Union as well as other locations internationally.

As at the date of this announcement, the Board comprises:

Executive Directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman)
Mr. Hong Xing (Vice Chairman)
Mr. Lin Xiaogang
Mr. Su Qiang (also known as Mr. So Keung)
Mr. He Tao (also known as Mr. Ho To)

Non-executive Directors:
Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive Directors:
Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 20th December, 2004

* for identification purposes only